September 9, 2024

Kathryn Bailey
Chief Financial Officer
Peoples Bancorp Inc.
138 Putnam Street, PO Box 738
Marietta, OH 45750

       Re: Peoples Bancorp Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-16772
Dear Kathryn Bailey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

1. We note your disclosure on page 58 of "pre-provision net revenue per common share
       diluted" and    pre-provision net revenue to total average assets.    We
also note that these
       measures are presented in certain of your current reports, such as your news release included in Form 8-K on July 23, 2024. Please tell us how you determined that these measures do not represent individually tailored accounting measures. Refer to Question
       100.04 of the Division of Corporation Finance   s Compliance &
Disclosure Interpretations
       on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 9, 2024
Page 2

       Please contact Katharine Garrett at 202-551-2332 or John Nolan at 202-551-3492 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance